

Kenneth Mooso · 2nd
Co-Founder and CEO at PersonaFi
Tempe, Arizona, United States · Contact info
500+ connections

 1 mutual connection: Mike Wise

Connect   🔒 Message   More

PersonaFi

Chandler/Gilbert Community
College

Experience


Co-Founder and CEO
PersonaFi · Full-time
Oct 2019 – Present · 1 yr 11 mos
Tempe, Arizona, United States


Financial Advisor
Merrill Lynch
Aug 2014 – Oct 2019 · 5 yrs 3 mos


Registered Representative
Wells Fargo Advisors
Jan 2014 – Jul 2014 · 7 mos
Mesa, Arizona


Wells Fargo
3 yrs 4 mos

Service Manager
Nov 2011 – Jan 2014 · 2 yrs 3 mos

Personal Banker and Bank Teller
Oct 2010 – Nov 2011 · 1 yr 2 mos
Mesa, Arizona

Education


Chandler/Gilbert Community College
2010 – 2012

Licenses & certifications


Accredited Wealth Management Advisor
College for Financial Planning


Chartered Retirement Planning Counselor
College for Financial Planning

Producer Life

Show more ˅

Volunteer experience


Volunteer Representative
The Church of Jesus Christ of Latter-day Saints
Jul 2008 – Jul 2010 · 2 yrs 1 mo

Skills & endorsements

Finance · 8
Danny Ramirez and 7 connections have given endorsements for this skill

Sales · 8
Danny Ramirez and 7 connections have given endorsements for this skill

Management · 5
Danny Ramirez and 4 connections have given endorsements for this skill

Show more ˅

Interests


Harvard Business Review
12,715,654 followers


Eric Ries in
CEO at Long-Term Stock Exchange
558,562 followers


Larry Fink in
Chairman and CEO at BlackRock
799,743 followers


J.P. Morgan
2,901,380 followers


Goldman Sachs

The Wall Street Journal



2,754,355 followers

WSJ 8,955,073 followers

See all